

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guaranty Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud	MN	56301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Schmitz (320) 656-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Paul Shelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guaranty Brokerage Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA D. FEDDEMA
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Guaranty Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Guaranty Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Guaranty Brokerage Services, Inc. (the Company, a wholly-owned subsidiary of PRIMEVEST® Financial Services, Inc., which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Guaranty Brokerage Services, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 21, 2007

Guaranty Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	420,008
Other assets		12,078
Total assets	$	432,086
Liabilities and stockholder's equity		
Liabilities:		
Other liabilities	$	9,001
Total liabilities		9,001
Stockholder's equity:		
Common stock (no par value; 1,000,000 shares authorized; 129,994 shares issued and outstanding)		31,693
Additional paid-in capital		1,946,490
Accumulated deficit		(1,555,098)
Total stockholder's equity		423,085
Total liabilities and stockholder's equity	$	432,086

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Guaranty Brokerage Services, Inc. (the Company) operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of PRIMEVEST® Financial Services, Inc. (the Parent). The Parent is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (LCH), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V., a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through the Parent. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Revenue Recognition

Commission revenue and expense are recognized on a settlement date basis, which is not materially different from trade date basis.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the Parent. The Company holds no customer funds or securities. The Parent provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be

unable to fulfill their contractual commitments wherein the Parent may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2006, the Company had no liabilities subordinated to the claims of general creditors.

Recently Issued Accounting Standards - Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate FIN 48 will have an impact on its financial condition.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

The Company has not recorded any deffered income taxes, as there are no book to tax differences in the basis of its assets and liabilities.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the statement of financial condition of the Company.

4. Related Party Transactions

The Parent performs certain administrative functions, including the payment of expenses and collection of cash, for the Company at no charge. Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned susidiary of its Parent.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1.

At December 31, 2006, the Company had net capital of $365,637, which was $315,637 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was .02 to 1.


END